Filed pursuant to Rule 253(g)(2)

File No. 024-11523

Supplement No. 4 filed with the Securities and Exchange Commission on January 6, 2023,

to Supplement No. 3 filed with the Securities and Exchange Commission on December 7, 2022,

to Supplement No. 2 filed with the Securities and Exchange Commission on September 26, 2022,

to Supplement No. 1 filed as of August 31, 2022,

to the offering circular filed as of August 8, 2022

SUPPLEMENT NO. 4 TO OFFERING CIRCULAR

ReAlpha Asset Management, Inc.

Up to 7,500,000 shares of Common Stock

6515 Longshore Loop, Suite 100

Dublin, OH 43017

(707) 732-5742

This Supplement No. 4 dated January 6, 2023, supplements our prior filings relating to this offering, including Supplement No. 3 filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2022, Supplement No. 2 filed with the SEC on September 26, 2022, Supplement No. 1 filed with the SEC on August 31, 2022, and the Offering Circular of ReAlpha Asset Management, Inc. (the “Company”) dated August 8, 2022, which forms an integral part of the offering statement on Form 1-A originally filed by us with the SEC on July 29, 2022, and qualified on August 3, 2022, as may be further amended and supplemented (the “Offering Circular”).The information contained in this Supplement No. 4 supplements and supersedes any information to the contrary relating to the offering or the Company contained in the Offering Circular (including the disclosures and supplements incorporated by reference). Unless otherwise defined in this Supplement No. 4, capitalized terms used in this Supplement No. 4 shall have the same meaning as set forth in the Offering Circular. The Offering Circular dated August 8, 2022 is available HERE. Supplement No. 3, dated December 7, 2022 is available HERE, Supplement No. 2, dated September 26, 2022 is available HERE, and Supplement No. 1, dated August 31, 2022, is available at HERE.

The purpose of this Supplement No. 4 is to announce that:

●	The Company has decided to end the offering on January 19, 2023 at 11:59 pm PST (the “Termination Date”).

●	Investors currently in the pipeline for finalizing subscriptions have until the Termination Date to finalize their subscriptions.

●	The Company reserves the right to end the offering sooner.

Offering Termination Date

The Company intends to terminate the offering for its common stock, par value $.001 per share described in the Offering Circular. Consistent with prior disclosure, the Company decided not to accept any further investors in its pipeline for investment. Investors currently in the pipeline for the offering will have until January 19, 2023 at 11:59 pm PST (the “Termination Date”) to finalize their subscription. No further subscriptions will be accepted for the current offering after the Termination Date. Subscriptions completed within that timeframe will be finalized as soon as possible.